July 6, 2010

G. Michael Bridge, Esq.
Senior Vice President, General Counsel
    and Corporate Secretary
JDA Software Group, Inc.
14400 North 87th Street
Scottsdale, AZ 85260

> **Re:** **JDA Software Group, Inc.**
> **Registration Statement on Form S-4**
> **Filed June 9, 2010**
> **File No. 333-167429**

Dear Mr. Bridge:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that you are registering the exchange notes in reliance on the staff's position set forth in Exxon Capital Holdings Corp. (publicly available May 13, 1988), Morgan Stanley & Co, Inc. (publicly available June 5, 1991) and Shearman & Sterling (publicly available July 2, 1993). Accordingly, with your next amendment, provide us with a supplemental letter stating that you are registering the exchange offer in reliance on the staff's position contained in these no-action letters. Also include in the supplemental letter the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

<u>Incorporation of Certain Information by Reference, page i</u>

2.   It appears that you have incorporated certain information by reference as permitted by Item 11 of Form S-4. However, we note that you have not incorporated all of the reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the annual report (i.e., December 31, 2009). Please revise the filing to incorporate by reference the Form 8-Ks filed on January 25, 2010, January 28, 2010, February 11, 2010, June 18, 2010, and July 6, 2010; or advise us why you believe that incorporation of these filings is not necessary.

<u>Exhibits</u>

<u>Opinion of DLA Piper (US) LLP – Exhibit 5.1</u>

3.   We note that the legal opinion does not express an opinion as to whether the guarantees will constitute valid and binding obligations of the guarantors. Please provide an opinion of counsel as to whether each of the guarantees will be binding obligations of the applicable guarantor. See Item 601(b)(5) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jan Woo, Attorney-Advisor, at (202) 551-3453 if you have questions. If you require further assistance, please contact me at (202) 551-3483.

Sincerely,

Katherine Wray
Attorney-Advisor

cc: Via facsimile at (480) 606-5524
        Steven D. Pidgeon, Esq.
        DLA Piper LLP (US)